EMI

RECEIVED

2006 MAR -7 P 4:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

27th February, 2006.

Attn: Filing Desk - Stop 1-4

06011422

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 24th February 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 27th February 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 24th February 2006, held 63,342,626 shares, being 8.01% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

C. P. ASHCROFT
Group General Counsel
and Company Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

VIA PR NEWSWIRE DISCLOSE

ER 06/23

Company Announcements Office,
London Stock Exchange.

27th February, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated and received by fax after the close of business on 24th February 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as of 24th February 2006, held 63,342,626 shares, being 8.01% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.